EXHIBIT 17(Q)

                                  ARMADA FUNDS

                       STATEMENT OF ADDITIONAL INFORMATION

               Supplement dated July 22, 2004 to the Statement of
                 Additional Information dated October 1, 2003 as
                supplemented December 1, 2003, December 19, 2003,
                        March 9, 2004 and March 19, 2004

             This Supplement provides new and additional information
        beyond that contained in the Statement of Additional Information
             ("SAI") and should be read in conjunction with the SAI.

         On July 22, 2004, the Board of Trustees of Armada Funds unanimously voted to liquidate Armada Tax Managed Equity Fund, effective August 31, 2004. Further effective July 26, 2004, the Fund is no longer offered other than through dividend reinvestment. Accordingly, effective August 31, 2004, all references to Armada Tax Managed Equity Fund are hereby deleted.

         Effective July 22, 2004, the first paragraph under the section entitled "Armada Large Cap Core Equity Fund" on page 3 of the SAI is replaced with the following:

         ARMADA LARGE CAP CORE EQUITY FUND

              The Fund seeks to achieve its objective by investing in a focused portfolio of common stocks with large market capitalizations and which is invested sector neutral to the S&P 500 Composite Stock Price Index. A majority of the Fund will be invested in companies with a market capitalization similar to the S&P 500 Composite Stock Price Index. The Fund's Adviser focuses on a combination of fundamental, technical, and sentiment factors in identifying investments for the Fund. Among the factors considered are the quality of the management team, industry position, business model and historical growth rates.

         Effective July 22, 2004, the paragraph under the section entitled "Armada Large Cap Growth Fund" on page 3 of the SAI is replaced with the following:

         ARMADA LARGE CAP GROWTH FUND

              The Fund seeks to achieve its objective by investing in a focused portfolio of common stocks with large market capitalizations, and which is invested sector neutral to the Russell 1000 Growth Index. The Fund's Adviser selects companies that have historically proven the ability to grow earnings, revenue, return on equity, and return on capital and have maintained leadership within their industry. The Fund may invest up to 20% of its assets in foreign securities.

ARMADA S&P 500 INDEX FUND

         Effective July 22, 2004, the first five paragraphs under the section entitled "Armada S&P 500 Index Fund" on page 5 of the SAI are deleted and replaced with the following:

              The vast majority of the Fund is invested in stocks included in the S&P 500 Composite Stock Price Index (the "S&P 500" or "Index") in approximately the same relative proportion as those stocks are held in the Index. Under ordinary circumstances, the Fund will take positions only in equity securities currently within the S&P 500, scheduled to be added to the Index, or recently removed from the Index. To meet the investment objective of tracking the Index before Fund expenses, stocks are routinely eliminated from or added to the Fund to reflect additions to or deletions from the S&P 500 (including mergers or changes in the composition of the Index). Stocks are also sold to raise cash to meet withdrawals, or purchased to invest cash contributions. Accordingly, sales may result in losses that may not have been realized if the Fund were actively managed in the traditional sense, and purchases may be made that would not have been made if the Fund were actively managed in the traditional sense. Adverse events, such as reported losses, dividend cuts or omissions, legal proceedings and defaults will not normally result in the sale of a common stock. The Fund will remain substantially fully invested in common stocks and equity derivative instruments whether stock prices are rising or falling.

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              The Adviser believes that using active management techniques for a small portion of the Fund's assets may increase the correlation between the Fund's net return after expenses and the return of the S&P 500. Consequently, the Fund may purchase a security that is scheduled to be included in the S&P 500 but prior to the effective inclusion date. The Fund may also temporarily continue to hold a security that has been deleted from the S&P500. A diversified subset of stocks held in the fund may have weights slightly higher or lower than those in the Index with the goal of adding small incremental performance relative to the Index. Stocks that are held in very small proportions in the Index may be excluded from the Fund or held short if they are expected to underperform.

              The Adviser believes that this investment approach should involve less portfolio turnover, notwithstanding periodic additions to and deletions from the S&P 500, and thus lower brokerage costs, transfer taxes and operating expenses, than in more traditionally managed funds, although there is no assurance that this will be the case. The costs and other expenses incurred in securities transactions, apart from any difference between the investment results of the Fund and those of the S&P 500, may cause the return of the Fund to be lower than the return of the Index.

              The S&P 500 is composed of 500 common stocks, most of which are listed on the NYSE. S&P selects the stocks for the S&P 500 on a statistical basis. As of August 31, 2003, the stocks in the S&P 500 had an average market capitalization of approximately $18.6 billion. The range of market capitalization for companies represented in the S&P 500 was $603 million to nearly $296 billion. "Market capitalization" of a company is the market price per share of stock multiplied by the number of shares outstanding.

              The Fund may acquire derivative instruments designed to replicate the performance of the S&P 500, such as S&P 500 stock index futures contracts or Standard & Poor's Depositary Receipts. In addition, the Fund may sell securities short to the extent of up to 4% of the Fund's assets. The Fund is not required to buy or sell securities solely because the percentage of its assets invested in Index stocks changes when the market value of its holdings increases or decreases. In addition, the Fund may omit or remove an Index stock from its portfolio if the Adviser believes the stock to be insufficiently liquid or believes the merit of the investment has been substantially impaired by extraordinary events or financial conditions. With respect to the remaining portion of its net assets, the Fund may hold temporary cash balances which may be invested in U.S. government obligations and money market investments. In extraordinary circumstances, the Fund may exclude a stock listed on the Index from its holdings or include a similar stock in its place if it believes that doing so will help achieve its investment objective. The Fund also may enter into repurchase agreements, reverse repurchase agreements, and lend its portfolio securities.

              While there can be no guarantee that the Fund's investment results will precisely match the results of the S&P 500, the Adviser believes that, before deduction of operating expenses, there will be a very high correlation between the returns generated by the Fund and the S&P 500. The Fund will attempt to achieve a correlation between the performance of its asset portfolio and that of the S&P 500 of at least 95% before deduction of operating expenses. A correlation of 100% would indicate perfect correlation, which would be achieved when the Fund's net asset value, including the value of its dividend and capital gains distributions, increases or decreases in exact proportion to changes in the Index. The Fund's ability to correlate its performance with the S&P 500, however, may be affected by, among other things, changes in securities markets, the manner in which S&P calculates its Index, and the timing of purchases and redemptions. The Adviser monitors the correlation of the performance of the Fund in relation to the Index under the supervision of the Board of Trustees. The Fund intends to actively rebalance its portfolio to achieve high correlation of performance with the S&P 500. To reduce transaction costs and minimize shareholders' current capital gains liability, the Fund's investment portfolio will not be automatically rebalanced to reflect changes in the S&P 500. In the unlikely event that a high correlation is not achieved, the Board of Trustees will take appropriate steps based on the reasons for the lower than expected correlation.

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          INVESTORS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE


ARM-SU-031-0100